Registration No. 333  -

As filed with the Securities and Exchange Commission on July 2, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

CEMEX, S.A.B. de C.V.

(Exact name of issuer of deposited securities as specified in its charter)

CEMEX Corp.

(Translation of issuer’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(212) 723-5435

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporate Creations Network Inc.

99 Hudson Street, 5th Floor
New York, New York 10013

(845) 510-9655

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory A. Fernicola, Esq. Skadden Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☑	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing ten (10) Certificados de Participacion Ordinarios (“CPOs”), each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share in each case held in the CPO Trust of CEMEX, S.A.B. de C.V.	500,000,000 ADSs	$5.00	$25,000,000.00	$2,727.50

*	Each unit represents 100 American Depositary Shares.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center and Introductory paragraph.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (14), (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (14), (15), and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22), (23) and (24).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7) and (9).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

CEMEX, S.A.B. de C.V. (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files reports with, and submits reports to, the United States Securities and Exchange Commission (the “Commission”). These reports are available for inspection and copying through the Commission's EDGAR system or at public reference facilities maintained by the Commission in Washington, D.C.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to Amendment No. 2 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among CEMEX, S.A.B. de C.V. (the “Company”), Citibank, N.A., as Depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii)	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-161793.

(a)(iii)	Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-11338.

(a)(iv)	Amended and Restated Deposit Agreement, dated as of March 29, 1999, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-10678.

(b)(i)	Letter Agreement, dated as of March 15, 2011, by and between the Company and the Depositary to establish a restricted ADS series. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(ii)	Letter Agreement, dated as of March 15, 2011, by and between the Company and the Depositary in respect of a convertible bond issuance. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(iii)	Letter Agreement, dated as of March 30, 2010, by and between the Company and the Depositary to establish a restricted ADS series. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(iv)	Letter Agreement, dated as of March 30, 2010, by and between the Company and the Depositary in respect of a convertible bond issuance. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(v)	Letter Agreement, dated as of October 12, 2007, by and between the Company and the Depositary to enable the establishment of a direct registration system for ADSs. — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-161793.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, as further amended and supplemented, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of July, 2021.

Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, as further amended and supplemented, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten (10) Certificados de Participacion Ordinarios (“CPOs”), each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share, in each case held in the CPO Trust of CEMEX, S.A.B. de C.V.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CEMEX, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Pedro Garza García, Nuevo León, México, on the 2nd day of July, 2021.

CEMEX, S.A.B. de C.V.

By:	/s/ Roger Saldaña Madero
	Name:	Roger Saldaña Madero
	Title:	General Counsel and Secretary of the Board of Directors

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Maher Al-Haffar, Luis Enrique Garza Diaz, Roger Saldaña Madero and Guillermo Francisco Hernández Morales, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and supplements) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on June 30, 2021.

Signatures	Title

/s/ Rogelio Zambrano Lozano	Chairman and Director
Rogelio Zambrano Lozano

/s/ Fernando Ángel González Olivieri	Chief Executive Officer and Director
Fernando Ángel González Olivieri	(Principal Executive Officer)

/s/ Armando J. García Segovia	Director
Armando J. García Segovia

/s/ Rodolfo García Muriel	Director
Rodolfo García Muriel

/s/ Marcelo Zambrano Lozano	Director
Marcelo Zambrano Lozano

/s/ Tomás Milmo Santos	Director
Tomás Milmo Santos

/s/ Ian Christian Armstrong Zambrano	Director
Ian Christian Armstrong Zambrano

Signatures	Title

/s/ Ramiro Gerardo Villarreal Morales	Director
Ramiro Gerardo Villarreal Morales

/s/ Everardo Elizondo Almaguer	Director
Everardo Elizondo Almaguer

/s/ Francisco Javier Fernández Carbajal	Director
Francisco Javier Fernández Carbajal

/s/ David Martínez Guzmán	Director
David Martínez Guzmán

/s/ Gabriel Jaramillo Sanint	Director
Gabriel Jaramillo Sanint

/s/ Isabel María Aguilera Navarro	Director
Isabel María Aguilera Navarro

/s/ Maher Al-Haffar	Executive Vice President of Finance and Administration and
Maher Al-Haffar	Chief Financial Officer (Principal Financial Officer)

/s/ Rafael Garza Lozano	Chief Comptroller
Rafael Garza Lozano	(Controller)

/s/ Diana Sierra	Authorized Representative in the United States
Corporate Creations Network Inc.

By:	Diana Sierra
Authorized Signatory

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Amendment No. 2 to the Second Amended and Restated Deposit Agreement
(d)	Opinion of counsel to the Depositary
(e)	Certificate under Rule 466